                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398


November 12, 2004

Larry Spirgel
Assistant Director
United States Securities and
   Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:      SOUND REVOLUTION INC. ("SOUND REVOLUTION")
         REGISTRATION STATEMENT ON FORM SB-2
         AMENDMENT NO. 1
         FILE NO. 333-118398
         FILED AUGUST 20, 2004
--------------------------------------------------------------------------------

Dear Mr. Spirgel:

In response to your comment letter under date September 23, 2004, please find enclosed three marked copies of Sound Revolution's Amended Registration Statement No. 1 dated November 12, 2004 on Form SB-2/A for your review.

In response to your comments, Sound Revolution makes the following responses and has made the following changes to its amended registration statement:

GENERAL
-------

1. WE NOTE THAT THIS EXCLUSIVELY SECONDARY OFFERING IS THE INITIAL OFFERING OF YOUR SHARES. WE ALSO NOTE THAT WHILE YOU ARE NOT RECEIVING ANY PROCEEDS FROM THE OFFERING, THE COMPANY IS PAYING THE COSTS ASSOCIATED WITH THIS REGISTRATION STATEMENT EVEN THOUGH YOU APPARENTLY ARE UNDER NO OBLIGATION TO DO SO. WE FURTHER NOTE THAT YOUR COMMON SHARES DO NOT TRADE ON ANY MARKET OR QUOTATION SYSTEM, YET YOU INTEND TO PURSUE A LISTING ON THE OTC BULLETIN BOARD AFTER THIS REGISTRATION IS DECLARED EFFECTIVE. BASED UPON THESE AND OTHER FACTORS, IT APPEARS THAT THE SELLING SHAREHOLDERS MAY BE STATUTORY UNDERWRITERS WITHIN THE MEANING OF THE SECURITIES ACT. PLEASE TELL US WHETHER THE SELLING SHAREHOLDERS HAVE PURCHASED FROM THE COMPANY WITH A VIEW TO, OR ARE ENGAGING IN THE DIRECT OR INDIRECT PARTICIPATION IN, A DISTRIBUTION OF YOUR SHARES. IF ANY OF THE SELLING SHAREHOLDERS ARE STATUTORY UNDERWRITERS, THEN THEY MUST BE NAMED AS SUCH AND THE PROSPECTUS MUST BE REVISED ACCORDINGLY.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

         YOUR RESPONSE ANALYZING WHETHER THE SELLING SHAREHOLDERS MAY BE STATUTORY UNDERWRITERS SHOULD INCLUDE, BUT NOT BE LIMITED TO, THE FOLLOWING FACTORS:

         o        HOW LONG THE SELLING SHAREHOLDERS HAVE HELD THE SHARES;
         o        THE CIRCUMSTANCES UNDER WHICH THEY RECEIVED THE SHARES;
         o        THEIR RELATIONSHIP TO THE ISSUER;
         o        THE AMOUNT OF SHARES INVOLVED;
         o        WHETHER THE SELLERS ARE IN THE BUSINESS OF UNDERWRITING
                  SECURITIES.

         WE MAY HAVE ADDITIONAL COMMENTS BASED UPON YOUR RESPONSE.

         RESPONSE:

         None of the selling shareholders purchased from Sound Revolution with a view to, or are engaging in the direct or indirect participation in a distribution of our shares. We respectfully submit that none of the selling shareholders are statutory underwriters, based on the following facts:

         1. The selling shareholders from our first offering, Paul Addington and Cecelia Bravo, have held their shares for over two years.

         2. The remaining selling shareholders from the second offering have held their shares for under one year. However, all these shareholders purchased their shares as friends or family of the directors of Sound Revolution, after receiving an Offering Memorandum which described the business of Sound Revolution. The Offering Memorandum contained the following statements,
                  (a) "These securities will be subject to a number of resale restrictions, including a restriction on trading. Until the restriction on trading expires, you will not be able to trade the securities unless you comply with an exemption from the prospectus and registration requirements under securities legislation.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

                  (b) "No Market: There can be no assurance that an active trading market will develop upon completion of this Offering, or if such market develops, that it will continue. Consequently, purchasers of the Shares offered hereby may not find a ready market for the underlying Shares."

         3. Each of the selling shareholders signed a subscription agreement which contained the following:

                  (a) "The Purchaser acknowledges receipt of an Offering Memorandum;
                  (b) "No person has made to the Purchaser any written or oral representation that the Shares will be listed and posted for trading on a stock exchange or that application has been made to list and post the Shares for trading on a Stock Exchange;
                  (c) "The Shares are purchased hereby and are not qualified for resale in the United States of America and the Purchaser hereby undertakes not to knowingly resell the underlying Shares to any resident or citizen of the United States of America prior to lawful registration or qualification of the Shares...;
                  (d) "Hold Period. The purchaser further acknowledges that: (a) These securities will be subject to a number of resale restrictions, including a restriction on trading. Until the restriction on trading expires, you will not be able to trade the securities unless you comply with an exemption from the prospectus and registration requirements under securities legislation..."

         4. All of the selling shareholders purchased shares in amounts between 1,000 and 52,000, and most of the selling shareholder purchased 10,000 shares or less and do not have enough shares to engage in a distribution of shares.

         5. None of the selling shareholders are in the business of selling or promoting shares and none of the selling shareholders are in the business of underwriting securities.

         6. None of the selling shareholders are under an obligation to sell all or any portion of their shares and particular selling shareholders may not have a present intention of selling their shares.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

         7. The selling shareholders purchased in the ordinary course of business.

         8. At the time of the purchase of the securities to be resold, none of the selling shareholders had any agreements or understandings, directly or indirectly, with any person to distribute the securities.

         9. Other than Ryan Tunnicliffe, an officer of Sound Revolution and Susanne Milka, a director of Sound Revolution, none of the selling shareholders are directors, officers or affiliates of Sound Revolution.

2. PLEASE SUPPLEMENTALLY ADVISE US WHETHER ANY OF THE SELLING SHAREHOLDERS ARE BROKER-DEALERS OR AFFILIATED WITH BROKER-DEALERS. FOR ALL SELLING SHAREHOLDERS THAT ARE BROKER-DEALERS, DISCLOSE THAT THEY ARE "UNDERWRITERS" WITHIN THE MEANING OF THE SECURITIES ACT. YOU SHOULD REVISE THE PLAN OF DISTRIBUTION TO STATE THE NAMES OF THE SELLING SHAREHOLDERS WHO ARE BROKER-DEALERS, AND TO STATE THAT THEY ARE ALSO UNDERWRITERS WITH RESPECT TO THE SHARES THAT THEY ARE OFFERING FOR SALE.

         RESPONSE:

         None of the selling shareholders are broker-dealers or affiliated with broker-dealers.

3. FOR SELLING SHAREHOLDERS WHO ARE AFFILIATES OF BROKER-DEALERS, DISCLOSE, IF TRUE, THAT:
         o        THE SELLER PURCHASED IN THE ORDINARY COURSE OF BUSINESS, AND
         o AT THE TIME OF THE PURCHASE OF THE SECURITIES TO BE RESOLD, THE SELLER HAD NO AGREEMENTS OR UNDERSTANDINGS, DIRECTLY OR INDIRECTLY, WITH ANY PERSON TO DISTRIBUTE THE SECURITIES.

         RESPONSE:

         None of the selling shareholders are affiliates of broker-dealers.

4. WE NOTE THAT YOU ARE A DEVELOPMENT STAGE COMPANY WITH LITTLE IF NO BUSINESS OPERATIONS, A CAPITAL DEFICIT, AND A NEGATIVE FINANCIAL CONDITION. WE ALSO NOTE THAT YOUR OFFICER, DIRECTOR AND PRINCIPAL SHAREHOLDER PENNY GREEN PREVIOUSLY WAS AN OFFICER, DIRECTOR, AND PRINCIPAL SHAREHOLDER OF ANOTHER PUBLIC COMPANY - MEDIATELEVISION.TV. SIMILAR TO SOUND REVOLUTION'S PROPOSED OFFERING, MEDIATELEVISION BECAME A PUBLIC COMPANY BY MEANS OF AN EXCLUSIVELY SECONDARY INITIAL PUBLIC OFFERING IN 2002 DESPITE HAVING LITTLE IF NO BUSINESS OPERATIONS, A CAPITAL DEFICIT, AND A NEGATIVE FINANCIAL CONDITION. IN THE TWO YEARS SINCE, IT DOES NOT APPEAR THAT MEDIATELEVISION'S BUSINESS, INVESTMENT OR FINANCIAL CONDITION CHANGED. THEN, IN APRIL 2004, MEDIATELEVISION

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

         ANNOUNCED A REVERSE MERGER IN WHICH MS. GREEN SOLD HER SHARES IN A CHANGE OF CONTROL TRANSACTION TO A COMPANY WITH BUSINESS OPERATIONS. BASED UPON FILED FORMS 8-K, IT APPEARS THAT THE SALE CLOSED ON AUGUST 1, 2004. IN LIGHT OF THESE FACTS, PLEASE CONFIRM AND EXPLAIN TO US WHETHER SOUND REVOLUTION ACTUALLY INTENDS TO PURSUE ITS BUSINESS MODEL OR WHETHER IT ACTUALLY IS A BLANK CHECK COMPANY FOR WHICH MS. GREEN REASONABLY INTENDS TO SEEK A BUYER OF A COMPANY WITH A REGISTERED CLASS OF SHARES. WE MAY HAVE ADDITIONAL COMMENTS BASED ON YOUR RESPONSE.

         RESPONSE:

         Sound Revolution acknowledges that it is a development stage company and it confirms that it fully intends to pursue its business model and is not a blank check company. For the three months ended August 31, 2004, the company's liquidity has improved, with working capital of $43,356 as opposed to a working capital deficit.

         During the past few months, we have been active in developing our website charitytunes.com and we have completed the site plan and are in final negotiations with a web programming company to develop the software programming required to make the website operational for selling music downloads. Also, we have already entered into an agreement with Ryan Tunnicliffe, our VP, Production, to complete all of the graphic design, overall design and wording for the site. Also, we are in the process of negotiating obtaining digital music rights from several artists. We are informed by Penny Green that she does not intend to seek a purchaser of her stock in Sound Revolution in the near future, and instead is willing to provide support to Sound Revolution to enable it to develop its business plan and improve its financial condition, including arranging a loan by her company Bacchus Entertainment Ltd. for up to $70,000 U.S. dollars to provide Sound Revolution with additional resources to conduct its business.

5. PLEASE PROVIDE US WITH COPIES OF ANY ARTWORK YOU INTEND TO USE AS SOON AS POSSIBLE FOR OUR REVIEW AND COMMENT. PLEASE KEEP IN MIND THAT WE MAY HAVE COMMENTS ON THESE MATERIALS AND YOU SHOULD CONSIDER WAITING FOR FURTHER COMMENTS BEFORE PRINTING AND CIRCULATING ANY ARTWORK.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

         RESPONSE: We do not intend to use any artwork on its registration statement.

6. WHEN REFERRING TO DOLLAR AMOUNTS, UNIFORMLY REFER TO EITHER US OR CANADIAN DOLLARS. REVISE THROUGHOUT THE FILING. ALSO, DISCLOSE IN THE HEADING OF YOUR FINANCIAL STATEMENTS THAT YOUR FINANCIAL STATEMENTS ARE IN US DOLLARS.

         RESPONSE:

         The filing has been revised so that all references are to U.S. dollars. In some instances, where an agreement calls for a payment in Canadian dollars, a reference to Canadian dollars has been made in parentheses.

         Under "Prospectus Summary" on page 1, we have added, "All of the references to dollar amounts in this registration statement are in U.S. dollars unless otherwise noted."

         The headings of all of our financial statements have been amended to disclose that our financial statements are in U.S. dollars.


FRONT COVER OF PROSPECTUS
-------------------------

7. PLEASE DELETE THE SECOND AND THIRD SENTENCES OF THE FIRST PARAGRAPH. THOSE SENTENCES ARE NEITHER REQUIRED BY ITEM 501 OF REGULATION S-B, NOR APPEAR KEY TO AN INVESTMENT DECISION.

         RESPONSE: The second and third sentences of the first paragraph have been deleted.

8. IN THE THIRD FULL PARAGRAPH, PLEASE ADD A SENTENCE BRIEFLY HIGHLIGHTING THAT PURCHASER IN THIS OFFERING MAY BE RECEIVING AN ILLIQUID SECURITY.

         RESPONSE:

         The following has been added to the third paragraph, "The purchaser in this offering may be receiving an illiquid security."

9. IF YOU INTEND TO CIRCULATE PRELIMINARY PROSPECTUSES, PLEASE REVISE TO INCLUDE THE LEGEND REQUIRED BY ITEM 501(a)(10) OF REGULATION S-B.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

         RESPONSE: We do not intend to circulate preliminary prospectuses.

INSIDE FRONT COVER
------------------

10.      PLEASE PROVIDE THE DEALER DELIVERY OBLIGATION DISCLOSURE REQUIRED BY
         ITEM 502(b).

         RESPONSE:

         The following has been added to the inside front cover of the prospectus:

         "Dealer Prospectus Delivery Obligation

         "Until 90 days after the effective date of this Registration Statement, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions."

PROSPECTUS SUMMARY, PAGE 1
--------------------------

11. PLEASE REVISE THE SOUND REVOLUTION INC. DISCUSSION TO EMPHASIZE MORE CLEARLY THAT YOU HAVE NO OPERATIONS, HAVE NOT GENERATED ANY REVENUES, AND DO NOT EXPECT TO COMMENCE OPERATIONS AND GENERATE REVENUES UNTIL THE MIDDLE OF 2005.

         RESPONSE:

         The following has been added under the title, "Prospectus Summary":

         "Sound Revolution is a development stage company with no operations. We have not generated any revenues from our intended business activities, and we do not expect to commence operations and generate revenues until the middle of 2005."

12. PLEASE REVISE TO INCLUDE A BRIEF STATEMENT INCLUDING WHAT PERCENTAGE OF COMMON STOCK IS BEING OFFERED IN THIS PROSPECTUS. ALSO, CLARIFY THAT BOTH BEFORE AND AFTER THE OFFERING, YOUR CURRENT DIRECTORS AND OFFICERS WILL CONTROL THE COMPANY. NAME THOSE DIRECTORS AND OFFICERS AND STATE THE PERCENTAGE THEY WILL HOLD IN YOUR COMMON STOCK. ALSO, STATE THAT YOU ARE SUBSIDIARY OF BACCHUS ENTERTAINMENT LTD, A COMPANY WHICH IS 100% OWNED BY YOUR CHAIRMAN, PENNY GREEN. CLARIFY WHAT PERCENTAGE OF YOUR SHARES ARE OWNED BY BACCHUS.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

         RESPONSE:

         The following paragraph has been added under the heading, "Prospectus Summary":

         "2.6% of our issued and outstanding stock is being offered in this prospectus. Both before and after the offering, our current directors and officers will control Sound Revolution. After the offering, Heather Remillard, a director and President of Sound Revolution will own 19.47% of our issued and outstanding common stock and Penny Green, a director, chairman and Chief Financial Officer of Sound Revolution will own 77.9% of our issued and outstanding common stock. Sound Revolution is a subsidiary of Bacchus Entertainment Ltd., a company which is 100% owned by our chairman, Penny Green. Bacchus Entertainment Ltd. owns 58.42% of the issued and outstanding common stock of Sound Revolution."

13. IN THE DISCUSSION OF FINANCIAL CONDITION, PLEASE REVISE TO INCLUDE A BRIEF STATEMENT DISCLOSING THE AMOUNT OF FINANCING YOU EXPECT TO REQUIRE TO CONTINUE IN OPERATIONS FOR THE NEXT YEAR.

         RESPONSE:

         The following has been added in our discussion of financial condition:

         "We expect to require approximately an additional $16,000 in financing to continue operations for the next year."

14. PLEASE GENERALLY REVISE YOUR REGISTRATION STATEMENT TO ELIMINATE TECHNICAL AND BUSINESS JARGON FROM THE PROSPECTUS SUMMARY AND TO REDUCE THE AMOUNT OF JARGON THROUGHOUT THE REST OF THE PROSPECTUS. EXAMPLES OF TERMS THAT YOU SHOULD CONSIDER REPLACING WITH CLEAR CONCRETE EVERYDAY LANGUAGE ARE:
         o        "FAN MANAGEMENT SOFTWARE PRODUCT"
         o "SOFTWARE THAT WILL ALLOW ARTISTS AND RECORD LABELS TO MAXIMIZE SALES POTENTIALS"

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

         o        "DEVELOPING DIGITAL MUSIC DISTRIBUTION SERVICES"
         o "WE INTENT TO DISTRIBUTE OUR DIGITAL MUSIC ONLINE THROUGH SEAMLESS DIGITAL INTEGRATION."
         o        "MUSIC DISTRIBUTION END TO END SOLUTIONS"
         o        "MAJOR LABELS ARE TOP-HEAVY AND HAVE HIGH OVERHEADS"
         o        "BREAK-EVEN POINTS"
         o        "DIGITAL CONTENT" AND VARIATIONS ON "CONTENT"

         RESPONSE:

         We have revised our registration to eliminate technical jargon and business jargon. For example, the following replacements have been made,

       ------------------------------------------------------- ----------------------------------------------------
              PREVIOUS LANGUAGE                                NEW LANGUAGE
       ------------------------------------------------------- ----------------------------------------------------
       "fan management software product"                       "email management software"
       ------------------------------------------------------- ----------------------------------------------------
       "software that will allow artists and record labels     "the software we are designing will enable
       to maximize sales potentials"                            musicians to sell digital music and other products
                                                                to their customers using emails and the Internet"
       ------------------------------------------------------- ----------------------------------------------------
       "developing digital music distribution services"        "designing email management software"
       ------------------------------------------------------- ----------------------------------------------------
       "we intend to distribute our digital music online       "we intent to distribute our digital music through
       through seamless digital integration"                    software which we own"
       ------------------------------------------------------- ----------------------------------------------------
       "Music distribution end to end solutions"               Deleted
       ------------------------------------------------------- ----------------------------------------------------
       "major labels are top-heavy and have high overheads"    "Major record labels that dominate North American music
                                                               sales have high overheads including
                                                               expensive management salaries."
       ------------------------------------------------------- ----------------------------------------------------
       "break-even points"                                     "we may be able to achieve  profitability with much
                                                               lower revenues"
       ------------------------------------------------------- ----------------------------------------------------
       "digital content" or "content"                          "songs",  "what websites  contain",  "digital music
                                                               downloads", "content on our website"
       ------------------------------------------------------- ----------------------------------------------------
       "an integrated system of products and services that     "musicians software to enable them to sell their
       we intend to offer"                                     digital music directly to their customers as well as
                                                               an opportunity to sell their digital music though a
                                                               website which will offer music purchasers an
                                                               opportunity to benefit a charity of their choice"
       ------------------------------------------------------- ----------------------------------------------------

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

RISK FACTORS, PAGE 2
--------------------

15. SOME OF YOUR RISK FACTORS ARE TOO LONG, TOO VAGUE, TOO GENERIC OR BUNDLE MULTIPLE RISKS INTO ONE RISK FACTOR. MEANINGFUL RISK FACTOR DISCLOSURE SHOULD CLEARLY PRESENT ADEQUATE BUT NOT EXCESSIVE DETAIL ABOUT DISTINCT RISKS TO YOUR COMPANY OR YOUR OFFERING. FOR EXAMPLE, PLEASE REVISE THE FOLLOWING RISK FACTORS:

       o "BECAUSE OF OUR LACK OF OPERATING HISTORY, WE FACE A HIGH RISK OF BUSINESS FAILURE," PAGE 2. THIS RISK FACTOR IS TOO VAGUE IN THAT YOU DO NOT PRESENT SUFFICIENT, BUT NOT EXCESSIVE, INFORMATION FOR INVESTORS TO ASSESS THE MAGNITUDE OF THE RISK. PLEASE REVISE ACCORDINGLY. AS CURRENTLY DRAFTED THIS RISK FACTOR IS SO GENERIC THAT IT COULD APPLY TO ANY COMPANY. PLEASE REVISE TO CLEARLY EXPLAIN HOW EACH RISK APPLIES TO YOUR INDUSTRY, COMPANY, OR OFFERING. ADDITIONALLY, PLEASE REVISE THE BODIES OF THIS AND YOUR OTHER RISK FACTORS SO THAT THE BODIES OF THE RISK FACTORS EXPLAIN HOW THE RISK DESCRIBED IN THE CAPTION MAY OCCUR.

       RESPONSE: We have deleted this risk because after we amended the other risks, we determined that this risk was repetitive and unnecessary (i.e. some of its elements are contained in the risk "We are a development stage company..." on page 2 and the risk, "Our poor financial position..." on page 3).

       o "OUR OPERATING RESULTS MAY PROVE UNPREDICTABLE...," PAGE 3. THIS RISK FACTOR BUNDLES TOGETHER MULTIPLE DISTINCT RISKS. IN ORDER TO GIVE THE PROPER PROMINENCE TO EACH RISK YOU PRESENT, PLEASE ASSIGN EACH RISK ITS OWN DESCRIPTIVE SUBHEADING.

       RESPONSE: This risk has been revised to refer only to the unpredictability of our operating results.

       o "WE ARE A DEVELOPMENT STAGE ONLINE MUSIC DISTRIBUTOR WITH NO EXPERIENCE...," PAGE 4. THIS RISK FACTOR BUNDLES SEVERAL DISTINCT RISKS. IN DOING SO, YOU DO NOT PROVIDE SUFFICIENT CONCRETE DETAIL FOR INVESTORS TO UNDERSTAND THE MAGNITUDE OF THESE RISKS. PLEASE REVISE ACCORDINGLY. ONCE YOU HAVE REVISED TO UNBUNDLED THIS AND OTHER RISK FACTORS, AS CURRENTLY DRAFTED, YOU SHOULD CONSIDER REPLACING REPETITIVE RISK DISCLOSURE WITH A SINGLE RISK FACTOR. FOR EXAMPLE, THIS AND THE PRECEDING TWO RISK FACTORS DISCUSS THE RISK THAT YOU MAY NOT BE ABLE TO CONTINUE IN OPERATIONS WITHOUT RAISING SIGNIFICANT AMOUNTS OF NEW EQUITY FINANCING.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       AGAIN, THE ABOVE ARE ONLY EXAMPLES.  PLEASE REVISE THROUGHOUT.

       RESPONSE:

       Our risk factors have been revised, in accordance with your suggestions, so that they are more meaningful. After our revisions, we deleted nine of the risks, as the risks they described were already described in other risks.

16. PLEASE AVOID THE GENERIC CONCLUSION THAT A RISK COULD HAVE A MATERIALLY ADVERSE EFFECT ON YOU, AN ADVERSE EFFECT MAY RESULT FROM THE RISK, ETC. THIS DOES NOT REPRESENT MEANINGFUL DISCLOSURE, WHETHER IN YOUR RISK FACTOR CAPTIONS OR DISCUSSIONS. REVISE TO SPECIFICALLY DISCLOSE THE ACTUAL RISK AND HOW IT COULD AFFECT YOUR OFFERING, OPERATING RESULTS, BUSINESS STRATEGY, PROFITS, SHARE PRICE, ETC.

       RESPONSE:

       We have revised our risks section so that each risk specifically discloses the actual risk and how it could affect us.

17. PLEASE REVISE TO MOVE THE FIRST RISK FACTOR FOLLOWING THE "RISKS RELATED TO OUR BUSINESS" ON PAGE 4 SO THAT IT IS THE FIRST RISK FACTOR PRESENTED. ALSO REVISE THAT RISK FACTOR TO CLARITY THAT YOU HAVE NO CUSTOMERS, NO CURRENT PRODUCTS AND NO REVENUES.

       RESPONSE:

       We have moved this risk factor so that it is the first risk factor presented. Also we have revised it to clarify that we have no customers, no current products and no revenues.


RELIANCE OF CERTAIN ALLIANCES, PAGE 7
-------------------------------------

18. PLEASE REVISE THIS CAPTION TO REFLECT THE RISK DISCUSSED IN THE BODY OF THE RISK FACTOR. SIMILARLY REVISE YOUR OTHER RISK FACTOR CAPTIONS AS APPROPRIATE, INCLUDING "CHANGE IN TECHNOLOGY ENVIRONMENT AND ACCESS" ON PAGE 9.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       RESPONSE:   We have revised our captions as follows:

    ------------------------------------------------ ------------------------------------------------------------
    OLD CAPTION                                      NEW CAPTION
    ------------------------------------------------ ------------------------------------------------------------
    "Reliance on certain alliances"                  "If are unable to build alliances with owners of
                                                     digital music rights we may not be able to generate
                                                     revenue."
    ------------------------------------------------ ------------------------------------------------------------
    "Change in technology environment and access"    "The technology we use could become outdated, preventing
                                                     us from launching our intended products and services and
                                                     preventing us from becoming profitable."
    ------------------------------------------------ ------------------------------------------------------------
    "We have a poor financial position and a lack    "Our poor financial position and a lack of recent profits
    of recent profits from operations"               from operations could prevent us from accessing
                                                     capital we need to continue operating and prevent us
                                                     from generating revenues."
    ------------------------------------------------ ------------------------------------------------------------
    "We may encounter security risks on the          "Security risks on the Internet may  increase our costs
    Internet"                                        and prevent us from becoming profitable."
    ------------------------------------------------ ------------------------------------------------------------
    "If we become subject to burdensome government   "If we become subject to burdensome government
    regulations affecting the Internet, our          regulations affecting the Internet, our cost of doing
    business could be adversely affected."           business could increase, or we could become unable to carry out our business plan"
    ------------------------------------------------ ------------------------------------------------------------

A LIMITED NUMBER OF STOCKHOLDERS CONTROL US...PAGE 12
-----------------------------------------------------

19. PLEASE REVISE THIS RISK FACTOR TO CLEARLY STATE AND EXPLAIN A RISK TO INVESTORS. STATE WHAT ADVERSE EFFECT MAY OCCUR AND WHAT MAY CAUSE IT. SIMILARLY, REVISE YOUR OTHER RISK FACTORS AS APPROPRIATE, INCLUDING, "WE INDEMNIFY OUR DIRECTORS..." AND "WE HAVE NEVER PAID DIVIDENDS" ON PAGE 12.

       We have deleted the risk "We have never paid dividends" because on review, we determined that there was no risk associated with this item. We revised "A limited number of stockholders..." as follows:

       "Sound Revolution management beneficially own 97.37% of the shares of common stock and their interest could conflict with the investors which could cause the investor to lose all or part of the investment.

       "Penny Green, our Chief Financial Officer and Chairman of the Board, beneficially owns approximately 77.90% of our outstanding common stock and Heather Remillard, our Chief Executive Officer, beneficially owns 19.47% of outstanding common stock. As a result, the directors and executive officers collectively own 97.37% of our common stock and are

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       able to substantially influence all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Such concentration of ownership may also have the effect of delaying or preventing a change in control, which may be to the benefit of the directors and executive officers but not in the interest of the shareholders. This beneficial ownership and potential effective control on all matters relating to the business and operations of Sound Revolution could eliminate the possibility of shareholders changing the management in the event that the shareholders did not agree with the conduct of the officers and directors. Additionally, the shareholders would potentially not be able to obtain the necessary shareholder vote to affect any change in the course of business of Sound Revolution. This lack of shareholder control could cause the investor to lose all or part of the investment."

       We changed the  risk, "We indemnify our directors..." to the following,

       "We indemnify our directors against liability to Sound Revolution and our stockholders, and the costs of this indemnification could prevent us from achieving profitability.

       "Sound Revolution's By-Laws allow for the indemnification of company Officers and Directors in regard to their carrying out the duties of their offices. The By-laws also allow for reimbursement of certain legal defenses.

       "As to indemnification for liabilities arising under the Securities Act of 1933 for directors, officers or persons controlling Sound Revolution, Sound Revolution has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and unenforceable.

       "Since our directors and officers are aware that they may be indemnified for carrying out the duties of their offices, they may be less motivated to ensure that meet the standards required to properly carry out their duties, which could have a negative impact on our operating results. Also, if any director or officer claims against Sound Revolution for indemnification, the costs could prevent us from achieving or maintaining profitability."

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

DETERMINATION OF OFFERING PRICE, PAGE 13
----------------------------------------

20. PLEASE REVISE TO DISCLOSE THE FACTORS YOU CONSIDERED IN DETERMINING THE OFFERING PRICE. SINCE THIS IS THE INITIAL OFFERING OF YOUR SHARES, IT IS UNCLEAR HOW YOU OR THE SELLING SHAREHOLDERS - INDIVIDUALLY OR IN GROUPS OF SHAREHOLDERS AND/OR WITH THE COMPANY ARRIVED AT THE INITIAL OFFERING PRICE OF $0.20 PER SHARES. SIMILARLY, IT IS UNCLEAR WHAT PRIVATELY NEGOTIATED FACTORS MIGHT LEAD THE SELLING SHAREHOLDER TO SELL SHARES AT A PRICE DIFFERENT THAN $0.20 PER SHARE.

       RESPONSE:  Please see response to comment #21, below.

21. IN ADDITION, PLEASE BRIEFLY DESCRIBE IN THE SUMMARY HOW THE OFFERING PRICE WAS DETERMINED.

       RESPONSE: In response to comments #20 and #21, the following has been added,

       "The $ .20 per share offering price of our common stock was determined by our management based on our internal assessment of what we feel the market would support. There is no relationship whatsoever between this price and our assets, earnings, book value or any other objective

       "The number of shares that may be actually sold by a selling stockholder will be determined by each selling shareholder. The selling shareholders are under no obligation to sell all or any portion of the shares offered, nor are the selling shareholders obligated to sell such shares immediately under this prospectus. A shareholder may sell shares at a price different than $0.20 per share depending on privately negotiated factors such as a shareholder's own cash requirements, or based on our assets, earnings, book value of other objective criteria of value."

PLAN OF DISTRIBUTION, PAGE 15
-----------------------------

22. PLEASE REVISE YOUR DISCLOSURE TO CLARITY THAT, IN ORDER TO BE QUOTED ON THE OTC BULLETIN BOARD, A MARKET MAKER MUST FILE AN APPLICATION ON YOUR BEHALF IN ORDER TO MAKE A MARKET FOR YOUR COMMON STOCK. CLARIFY HOW LONG THIS TAKES AND WHETHER YOU HAVE ENGAGED A MARKET MAKER TO APPLY FOR A QUOTATION ON THE OTC BULLETIN BOARD ON YOUR BEHALF. EXPLAIN WHAT EFFECT QUOTATION ON THE OCT BULLETIN BOARD WILL HAVE ON YOUR LIQUIDITY.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       SIMILARLY, INCLUDE A VERY BRIEF STATEMENT ABOUT THESE ITEMS IN THE PROSPECTUS SUMMARY. ALSO, PLEASE REVISE THE RISK FACTOR "THE SECURITIES OFFERED MAY QUALIFY AS PENNY STOCKS..." ON PAGE 10, TO INCORPORATE THESE DETAILS.

       RESPONSE:

       Under the heading, Plan of Distribution, the following paragraph has been added,

       "We intend to apply to the OTC Bulletin Board for the trading of our common stock upon our becoming a reporting entity under the Securities Exchange Act of 1934. We intend to file the application upon the effective date of the registration statement of which this prospectus forms a part. In order for Sound Revolution to be quoted on the OTC Bulletin Board, a market maker must file an application on our behalf to make a market for our common stock. This process takes at least 3 months and can take longer than a year. Sound Revolution has not yet engaged a market maker to apply for quotation on the OTC Bulletin Board on our behalf. If our common stock becomes listed on the OTC Bulletin Board and a market for the stock develops, the actual price of the shares sold herein by the selling shareholders will be determined by prevailing market prices at the time of sale or by private transactions negotiated by the selling shareholders named in this prospectus. The offering price would thus be determined by market factors and the independent decisions of the selling shareholders named in this prospectus.

       "Trading in stocks quoted on the OTC Bulletin Board is often thin and characterized by wide fluctuations in trading prices, due to many factors that may have little to do with a company's operations or business prospects. Moreover, the OTC Bulletin Board is not a stock exchange, and trading of securities on the OTC Bulletin Board is often more sporadic than the trading of securities listed on a quotation system like the Nasdaq Small Cap or a stock. In the absence of an active trading market:
       (a) investors may have difficulty buying and selling or obtaining market quotations; (b) market visibility for our common stock may be limited; and (c) a lack of visibility for our common stock may have a depressive effect on the market price for our common stock."

       The following has been added to the prospectus summary:

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       "There is no established market for the common stock being registered. We intend to apply to the over the counter bulletin board (the "OTC Bulletin Board") for the trading of our common stock. This process takes at least 3 months and the application must be made on our behalf by a market maker, but we have not yet engaged a market maker to make the application on our behalf. If our common stock becomes listed and a market for the stock develops, the actual price of the shares will be determined by prevailing market prices at the time of the sale. Trading of securities on the OTC is often sporadic and investors may have difficulty buying and selling or obtaining market quotations, which may have a depressive effect on the market price for our common stock."

       The following has been added to the risk factor, "The securities offered may qualify as penny stocks..."

       "There is no established market for the common stock being registered. We intend to apply to the OTC Bulletin Board for the trading of our common stock. This process takes at least 3 months and the application must be made on our behalf by a market maker, but we have not yet engaged a market maker to make the application on our behalf. If our common stock becomes listed and a market for the stock develops, the actual price of the shares will be determined by prevailing market prices at the time of the sale. Trading of securities on the OTC Bulletin Board is often sporadic and investors may have difficulty buying and selling or obtaining market quotations, which may have a depressive effect on the market price for our common stock. Accordingly you may have difficulty reselling any of the shares you purchase from selling shareholders."

23. PLEASE IDENTIFY ANY SELLING SHAREHOLDERS THAT WILL ENGAGE IN ANY ELECTRONIC OFFER, SALE OR DISTRIBUTION OF THE SHARES AND DESCRIBE THEIR PROCEDURES TO US SUPPLEMENTALLY.

       FURTHER, TELL US WHETHER YOU OR THE SELLING SHAREHOLDERS HAVE ANY ARRANGEMENTS WITH A THIRD PARTY TO HOST OR ACCESS YOUR PROSPECTUS ON THE INTERNET. IF SO, IDENTIFY THE PARTY AND THE WEBSITE, DESCRIBE THE MATERIAL TERMS OF YOUR AGREEMENT, AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. PROVIDE US ALSO WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR PROSPECTUS THAT HAVE APPEARED ON THEIR WEBSITE.

       RESPONSE: No selling shareholders will engage in any electronic offer, sale or distribution of the shares and neither Sound Revolution nor any of the shareholders have any arrangements with a third party to host or access our prospectus on the Internet.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       The following has been added under Plan of Distribution:

       "None of the selling shareholders will engage in any electronic offer, sale or distribution of the shares. Further, neither Sound Revolution nor any of the selling shareholders have any arrangements with a third party to host or access our prospectus on the Internet."

DIRECTORS AND OFFICERS, PAGE 16
-------------------------------

24. PLEASE REMOVE YOUR DISCUSSION OF DIGITAL COLOR PRINT, INC.'S CURRENT STOCK PRICE.

       RESPONSE:

       The discussion of Digital Color Print, Inc.'s current stock price has been deleted.

AUDIT COMMITTEE, PAGE 18
------------------------

25.    PLEASE REVISE TO NAME THE MEMBER OF YOUR AUDIT COMMITTEE.

       RESPONSE:

       The member of the audit committee, Susanne Milka, has been named.

DESCRIPTION OF SECURITIES, PAGE 19
----------------------------------

26. THE STATEMENT, "ALL OUTSTANDING SHARES OF COMMON STOCK ARE VALIDLY AUTHORIZED AND ISSUED, FULLY PAID AND NON-ASSESSABLE" IS A LEGAL CONCLUSION YOU ARE NOT QUALIFIED TO MAKE. EITHER ATTRIBUTE IT TO COUNSEL OR DELETE IT.

       RESPONSE:

       The statement, "All outstanding shares of Common Stock are validly authorized and issued, fully paid and non-assessable" has been deleted.

27. PLEASE REMOVE YOUR STATEMENT THAT THE DESCRIPTION OF COMMON STOCK DOES NOT PURPORT TO BE COMPLETE. YOUR DESCRIPTION OF SECURITIES SHOULD BE MATERIALLY COMPLETE. SEE ITEM 202 OF REGULATION S-B. PLEASE REVISE ACCORDINGLY.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       RESPONSE:

       The paragraph beginning with "The above description concerning the Common Stock of Sound Revolution does not purport to be complete" has been deleted.

28. PLEASE REVISE TO DESCRIBE YOUR PREFERRED STOCK. YOU SHOULD STATE HOW MANY SHARES ARE OUTSTANDING AND IN WHAT SERIES, AND WHAT MATERIAL TERMS THEY HAVE. SEE ITEM 202 OF REGULATION S-B. IN THIS REGARD, WE NOTE YOUR DISCLOSURE ON PAGE 12 IN THE RISK FACTOR "SOME PROVISIONS OF OUR ARTICLES..."

       RESPONSE:

       A description of our preferred stock has been added as follows:

       "PREFERRED STOCK

       "We are authorized to issue up to 20,000,000 shares of $.0001 par value preferred stock. Sound Revolution has no shares of preferred stock outstanding. Under our Articles of Incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to determine the relative rights, preferences, privileges and restrictions of the preferred stock, and to issue the preferred stock in one or more series as determined by the Board of Directors. The designation of rights, preferences, privileges and restrictions could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series."

DESCRIPTION OF BUSINESS, PAGE 21
--------------------------------

29. PLEASE REVISE TO BEGIN YOUR BUSINESS DISCUSSION BY STATING, IF TRUE, THAT YOU HAVE ONLY RECENTLY BEGUN YOUR CURRENT OPERATIONS AND THAT YOU HAVE A LIMITED HISTORY OF REVENUES AND SIGNIFICANT OPERATIONAL LOSSES TO DATE AS WELL AS ACCUMULATED SHAREHOLDER DEFICIT. PROVIDE QUANTITATIVE FIGURES FOR THESE ITEMS AND STATE THE DATES THAT YOU COMMENCED EACH MATERIAL CATEGORY OF YOUR OPERATIONS.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       RESPONSE:

       The beginning of our business discussion has been revised to read as follows:

       "We have only recently begun our current operations and we have a limited history of revenues and significant operational losses to date as well as an accumulated shareholder deficit. As of August 31, 2004, we had no total revenues, operational losses in the amount of $23,413 and an accumulated shareholder deficit of $36,373.

       "Since our inception, on June 4, 2001, we have been developing our business plan and identifying potential products and services related to digital music distribution that we could develop, market and sell. Since June, 2001, we have intended to develop software that will enable musicians to sell digital music and other products to their customers using emails and the Internet, and we actively began developing the specifications for this software in January, 2004. We have not yet completed the specifications for this software and we have not yet engaged a software developer to build this software for us.

       "In the beginning of 2002 we developed our website, www.soundrevolution.com and began working with musicians to assist them in promoting their music on our website and through live events, the proceeds of which were donated to charities. "In 2002 and 2003 we co-produced and marketed several live events where some of the musicians featured on our website performed live. For only one of these events, SHOW!, did we record any revenues, and these are the sole revenues we have generated to date.

       "Since our inception, we have contemplated that we would sell digital music online, and in July, 2004, we decided that we would develop a website that will combine music and charitable causes for the sale of digital music. In August, 2004 we registered the domain name www.charitytunes.com and since then we have been actively developing this website."

30. PLEASE GENERALLY REVISE YOUR BUSINESS DISCUSSION, FROM PAGE 21 THROUGH 26, TO CLARIFY WHAT SPECIFIC PRODUCTS YOU INTEND TO DISTRIBUTE IN WHAT SPECIFIC MARKETS AND SPECIFICALLY HOW YOU PLAN TO GENERATE REVENUES. ALSO PLEASE GENERALLY REVISE TO CLEARLY AND PRECISELY STATE THE STAGE OF DEVELOPMENT FOR EACH OF YOUR MATERIAL PRODUCTS AND SERVICES. SIMILARLY, CLARIFY THE STAGE OF ANY MATERIAL NEGOTIATIONS AND CLARIFY WHETHER YOU HAVE BINDING WRITTEN AGREEMENTS. YOUR CURRENT DISCLOSURE IS TOO VAGUE. FOR EXAMPLE, PLEASE REPLACE THE FOLLOWING STATEMENTS WITH CONCRETE EVERYDAY LANGUAGE THAT CLEARLY EXPLAINS WHAT YOU SELL, WHO SUPPLIES IT TO YOU AND TO WHO M YOU SELL IT:

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       o YOU INDICATE ON PAGE 21 THAT YOU HAVE "BEEN DEVELOPING PRODUCTS AND SERVICES THAT WILL ASSIST ARTISTS IN GENERATING NEW REVENUE STREAMS AVAILABLE IN THE DIGITAL ECONOMY." IDENTIFY THESE PRODUCTS AND SERVICES AND EXPLAIN HOW THEY WORK. IDENTIFY WHAT TYPE OF ARTISTS YOU ARE REFERRING TO. SINCE YOU HAVE NOT GENERATED SIGNIFICANT REVENUES, IT IS UNCLEAR WHAT YOUR BASIS IS TO SUGGEST THESE PRODUCTS AND SERVICES WILL "GENERAT[E] NEW REVENUE STREAMS AVAILABLE IN THE DIGITAL ECONOMY." PLEASE SUPPORT OR REMOVE THAT AND SIMILAR STATEMENTS.

       RESPONSE:  This paragraph has been changed and now reads as follows:

       "Since our inception, on June 4, 2001, we have been developing our business plan and identifying potential products and services related to digital music distribution that we could develop, market and sell. Since June, 2001, we have intended to develop software that will enable musicians to sell digital music and other products to their fans (potential customers) using emails and the Internet, and we actively began developing the outline containing the specifications for all of the features for this software in January, 2004. We have not yet completed the specifications for this software and we have not yet engaged a software developer to build this software for us. The other principal software we are developing will enable us to sell digital music downloads through a website, www.charitytunes.com. Through this website, we hope to generate revenues from the sale of digital music."

       o ALSO ON PAGE 21, YOU INDICATE THAT YOU "HAVE BEEN DEVELOPING A BUSINESS MODEL FOR A WEBSITE THAT WILL COMBINE MUSIC AND CHARITABLE CAUSES FOR THE SALE OF DIGITAL MUSIC." PLEASE REVISE TO PROVIDE MORE CONCRETE DETAILS OF THIS BUSINESS MODEL AND CLEARLY STATE WHAT SPECIFIC STEPS YOU HAVE TAKEN TO IMPLEMENT IT AND WHAT STEPS REMAIN. ALSO CLEARLY STATE THAT YOU HAVE NOT SIGNED UP ANY CHARITIES TO PARTICIPATE IN THIS PROJECT.

       RESPONSE:  A new paragraph has been added as follows:

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       "Since our inception, we have contemplated that we would sell digital music online, and in July, 2004, we decided that we would develop a website which will allow customers to purchase digital music downloads, and allow customers to choose a charity that will receive a benefit equal to a portion of the purchase price for each song that they purchase. In August, 2004 we registered the domain name www.charitytunes.com for this purpose and since then we have been actively developing this website. We intend to make available other related products and services which will assist musicians in marketing their music online, but so far we have not commenced operations related to any other products or services."

       o PLEASE REVISE TO CLARIFY HOW YOU INTEND TO BUILD YOUR CORE SOFTWARE YOURSELVES, AS YOU STATE ON PAGE 22, AND HAVE IT COMPLETED IN LESS THAN ONE YEAR'S TIME, AS YOU INDICATE ON PAGE 23, WHEN YOU ALSO STATE ON PAGE 26 THAT YOU HAVE "NO PART TIME OR FULL TIME EMPLOYEES" AND THAT YOU HAVE "THREE CONTRACTORS WHO WORK PART TIME ON A REGULAR BASIS," WHO HAPPEN TO BE OFFICERS AND NONE OF WHOM APPEARS TO BE A COMPUTER SOFTWARE DEVELOPER. IF THIS SOFTWARE IS BEING DEVELOPED BY THIRD PARTIES, REVISE TO CLARIFY THAT AND FILE YOUR DEVELOPMENT AGREEMENTS AS EXHIBITS.

       RESPONSE: The following has been added in relation to our email management software:

       "Our intention is to build the core software by hiring software programmers as independent contractors to develop the software according to our specifications, and to add special features through the acquisition or licensing of software components already developed. We are currently in the process of completing the detailed description of all of the elements that we want this software to encompass. We have entered into negotiations with a software engineer to assist us in completing this description of our intended software. Once our description is complete, we intend to approach several software development companies to negotiate and enter into a contract for the development of the software."

       The following has been added with regards to www.charitytunes.com:

       "We have entered into a development agreement with Ryan Tunnicliffe, our VP, Programming, whereby he has agreed to build our music library, negotiate a software development contract with software programmers and complete the graphic design for the website charitytunes.com. A copy of the agreement has been attached as Exhibit 10.4 to this prospectus. We

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       have completed the description of all of the functions and features we want included on the site and we have written most of the copy for the wording on the website. During the past few months, we have approached several programming companies and we are currently in final negotiations with one company to develop all of the programming for the website."

       THESE ARE ONLY EXAMPLES, GENERALLY REVISE THIS SECTION.

       RESPONSE:

       Our business discussion has been revised to clarify the specific products we intend to distribute in what markets and how we intend to generate revenues, along with a description of the stage of development, and the stage of material negotiations. We have more clearly identified what we sell, who supplies it to us, and to whom we sell it. We have deleted references to Digital Music Distribution, Music Production and Additional Products and Services as our management has determined that we will focus our efforts in two areas: building charitytunes.com and developing our email management software.

       Further, we have described what steps we have taken to implement our plans, and what steps remain. Some statements have been deleted from the prospectus where we cannot provide support for the statements.

31. IN MANY PLACES IN THE DISCUSSION OF YOUR BUSINESS, YOU MAKE ASSERTIONS THAT REFLECT YOUR BELIEFS ABOUT YOUR FUTURE PROSPECTS. IN EACH CASE, REVISE YOUR DISCUSSION AS NECESSARY TO CLEARLY CHARACTERIZE THOSE ASSERTIONS AS YOUR BELIEFS AND TO SUBSTANTIATE THEM WITH SUPPORTING DATA AND DETAILS. IF YOU CANNOT SUPPORT THE DETAILS, THEN YOU SHOULD DELETE THEM. FOR EXAMPLE:

       o CLARIFY THAT THE FINAL BULLET POINT ON PAGE 25 IS YOUR BELIEF AND DISCLOSE YOUR BASIS FOR THIS BELIEF. FURTHER REGARDING THAT BULLET ITEM, PLEASE RECONCILE YOUR STATEMENTS THAT YOU HAVE A "COMPETITIVE EDGE" BECAUSE "THERE ARE PLENTY OF ARTISTS TO SIGN" WITH YOUR STATEMENT ON PAGE 4 THAT "WE HAVE ONLY SIGNED ONE ARTIST FOR OUR SERVICES."
       o PLEASE REVISE TO EXPLAIN IN CONCRETE DETAIL YOUR BASIS FOR STATING ON PAGE 28 THAT YOU BELIEVE YOU WILL GENERATE "REVENUES FROM DIGITAL MUSIC SALES AND FAN MANAGEMENT SERVICES WITHIN THE YEAR."

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       RESPONSE:

       We have deleted the assertions, including the ones you specifically referred to, that we could not support with details.

OUR COMPETITIVE POSITION, PAGE 23
---------------------------------

32. PLEASE REVISE TO CLEARLY STATE YOUR MARKET SHARE, TO WHICH YOU REFER ON PAGE 24.

       RESPONSE:

       We have added at the beginning of this paragraph, the following, "We currently have no share in the market for digital distribution, online music sales, or in any of our planned online music services. Also, on page 24, we have amended the third paragraph and removed the reference "which could cause us to lose customers, revenue and market share", and replaced it with "which could prevent us from building customers, revenue and market share".

33. PLEASE SIGNIFICANTLY REVISE THE BULLET LIST OF YOUR COMPETITIVE STRENGTHS ON PAGE 25. THE CURRENT DISCUSSION IS TOO VAGUE AND SHOULD BE REPLACED WITH CONCRETE STATEMENTS, QUANTIFIED WHERE POSSIBLE.

       RESPONSE:

       We have revised our discussion of competitive strengths so that it is more specific.

       FOR EXAMPLE:

       o IDENTIFY THE "LEADERS AND INNOVATORS FROM RELATED FIELDS" AND STATE THEIR CREDENTIALS. RECONCILE THIS STATEMENT WITH YOUR STATEMENT ON PAGE 6 THAT "THE MEMBERS OF OUR MANAGEMENT TEAM HAVE LIMITED EXPERIENCE IN LEADERSHIP ROLES IN THE MUSIC INDUSTRY OR IN A PUBLIC COMPANY."

       REPONSE:  the reference to "leaders and innovators" has been deleted.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       o ONE OF THE BULLET ITEMS IS NOT A SENTENCE, SO IT IS UNCLEAR HOW IT GIVES YOU A COMPETITIVE EDGE. PLEASE REVISE TO CLARIFY.

       RESPONSE:  this item has been deleted.

CUSTOMER BASE, PAGE 25
----------------------

34. PLEASE REVISE TO QUANTIFY HOW MANY CUSTOMERS YOU HAVE AND HOW LONG, ON AVERAGE, THEY HAVE BEEN YOUR CUSTOMERS. IF ONE OR MORE CUSTOMERS INDIVIDUALLY REPRESENT 10% OR MORE OF YOUR REVENUES, NAME THEM. WE NOTE DISCLOSURES THROUGHOUT THE REGISTRATION STATEMENT SUGGESTING THAT YOU HAVE SIGNIFICANT NUMBERS OF CUSTOMERS THAT MIGHT BE LOST DUE TO COMPETITION. CONSIDER GENERALLY REVISING TO REMOVE THAT SUGGESTION, UNLESS YOU DO HAVE A SIZABLE STABLE CUSTOMER BASE. IN THIS REGARD, WE NOTE YOUR STATEMENT ON PAGE 4 THAT "WE HAVE...NO CLIENT BASE." SIMILARLY, WE NOTE YOUR STATEMENT ON PAGE 6 THAT "TO DATE, WE HAVE NOT SIGNED UP ANY CHARITIES FOR PARTICIPATION."

       RESPONSE:

       Our discussion under this heading has been revised to state that we have no customers. Similarly, on page 24, we have amended the third paragraph and removed the reference "which could cause us to lose customers, revenue and market share", and replaced it with "which could prevent us from building customers, revenue and market share".

RESEARCH AND DEVELOPMENT, PAGE 26
---------------------------------

35. PLEASE REVISE TO CLARIFY WHAT THE "BUSINESS DEVELOPMENT THINK TANK" WAS. EXPLAIN WHAT ITS PURPOSE WAS, WHO PARTICIPATED, WHY WERE THE PARTICIPANTS GIVEN SHARES IN YOUR COMPANY AND WHAT DID THEY CONTRIBUTE IN EXCHANGE FOR THE SHARES. DISCLOSE THE BASIS FOR VALUING THE SHARES AT $0.20 PER SHARE.

       RESPONSE:

       We have revised the discussion under Research and Development to include more details on the Business Development Think Tank, as follows:

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       "On July 23, 2004, Sound Revolution conducted its first Business Development Think Tank. Participants included Sound Revolution's Chief Financial Officer, Penny Green, our Vice President of Production, Ryan Tunnicliffe, Chris Russell, Chief Technology Officer of View Assessments Inc., Stephanie Hartman, an independent marketing consultant, George Muenz, General Manager of Netnation Communications Inc., and Angela Green, a software engineer and the sister of Penny Green, our Chief Financial Officer. At the think tank, which took place at Sound Revolution's offices, the participants together discussed the Internet, digital media and digital music industries, where potential business opportunities lay and how Sound Revolution might take advantage of new opportunities by incorporating plans for new products or services into its business plan. Each of the participants, except Ms. Green, were compensated with 2,000 shares of our common stock, valued at $0.20 per share, for total compensation of $2,000. Sound Revolution determined that the price of $0.20 per share was appropriate because it was the offering price of our common stock in the most recent private placement we had completed at the time. Each of the participants in the Think Tank signed an agreement in the same form of the Business Development Think Tank Agreement which with Ryan Tunnicliffe which is attached as Exhibit 10.3 to the SB-2 filed by Sound Revolution on August 19, 2004."

EMPLOYEES, PAGE 26
------------------

36. PLEASE REVISE TO CLARIFY HOW MANY EMPLOYEES YOU HAVE. THE FIRST PARAGRAPH UNDER THIS CAPTION SAYS YOU HAVE NONE, WHILE THE SECOND PARAGRAPH INDICATES YOU HAVE ONE. IF YOUR AGREEMENTS WITH CONTACTS CONSTITUTE MATERIAL AGREEMENTS, FILE THEM AS EXHIBITS. FOR EXAMPLE, CONSIDER FILING AGREEMENTS TO DEVELOP YOUR CHARITY-RELATED MUSIC WEB SITE AND YOUR MUSIC FAN SALES CONTACT SOFTWARE.

       RESPONSE:

       The second paragraph under this heading has been changed so that it does not indicate we have an employee. We have filed as an exhibit the following:
              (a) Website Development Agreement with Ryan Tunnicliffe attached to this registration statement as Exhibit 10.4

MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS, PAGE 27
-------------------------------------------------------------------

37. PLEASE GENERALLY REVISE TO PROVIDE GREATER CONCRETE DETAIL IN YOUR DISCUSSION AND ANALYSIS OF YOUR RESULTS OF OPERATIONS AND YOU FINANCIAL CONDITION. EXPLAIN IN GREATER CONCRETE DETAILS YOUR SPECIFIC PLANS TO OBTAIN PROFITABILITY AND TO ADDRESS YOUR AUDITOR'S GOING CONCERN OPINION. ALSO CLARIFY FOR HOW LONG INTO THE FUTURE YOU EXPECT TO INCUR SIGNIFICANT

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       OPERATING LOSSES. THESE ARE ONLY EXAMPLES, GENERALLY REVISE YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS AND LIQUIDITY AND CAPITAL RESOURCES DISCUSSIONS AND CONSIDER THE GUIDANCE IN SECURITIES ACT RELEASE NO. 33-8350 (DECEMBER 19, 2003), WHICH IS AVAILABLE ON OUR WEB SITE AT HTTP://WWW.SEC.GOV/RULES/INTERP/33-8350.HTM.

       RESPONSE:

       The discussion has been revised to provide greater concrete detail and analysis of our results of operations, our plans to achieve profitability and how long we expect to incur operating losses.

38. PLEASE REVISE TO CLARIFY THE STATEMENT ON PAGE 27 BEGINNING "IF OPERATIONS AND CASH FLOW CONTINUE TO IMPROVE." YOUR FINANCIAL STATEMENTS THROUGH THE QUARTER ENDED MAY 31, 2004, DO NOT INDICATE THAT YOU HAVE CONTINUING OPERATIONS, AND DO INDICATE THAT YOUR NET LOSS AND YOUR CASH USED IN OPERATING ACTIVITIES ARE DETERIORATING RATHER THAN IMPROVING.

       RESPONSE:

       The statement has been revised to read as follows, "If operations and cash flow improve through these efforts, management believes that Sound Revolution can continue to operate."

RESULTS OF OPERATIONS, PAGE 28
------------------------------

39. REGARDING THE TWO PARAGRAPHS BEFORE THE LIQUIDITY AND CAPITAL RESOURCES DISCUSSION ON PAGE 28, PLEASE REVISE TO CLARIFY WHETHER YOU CURRENTLY GENERATE REVENUES FROM THESE SERVICES AND WHEN AND SPECIFICALLY HOW YOU EXPECT TO DO SO. ALSO PROVIDE GREATER CONCRETE DESCRIPTIONS OF THESE "PARTNERSHIP AND AFFILIATE AGREEMENTS" AND "MARKETING ALLIANCES." SIMILARLY REVISE YOUR CORRESPONDING DISCLOSURE ON PAGE 22.

       RESPONSE:

       Our discussion under this heading has been revised so that it is more specific about how we intend to generate revenues, and that " we hope to be generating revenues from charitytunes.com by early 2006 and generating revenues from our email management software by summer, 2006." Our references to marketing alliances have been more fully described.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

40. PLEASE REVISE YOUR DISCLOSURE TO PROVIDE A MORE DETAILED DISCUSSION OF CHANGES TO YOUR FINANCIAL CONDITION AND RESULTS FROM OPERATIONS AS REQUIRED BY PARAGRAPH (B)(1) AND (B)(2) OF ITEM 303 OF REGULATION S-B. SPECIFICALLY DISCUSS THE COMPONENTS OF, AND ANALYSIS OF CHANGES IN, MARKETING FEE EXPENSE AND GENERAL AND ADMINISTRATIVE EXPENSES.

       RESPONSE:

       Detailed discussion has been added as follows:

       "RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2004 AND AUGUST 31, 2003

       "REVENUES:

       "Sound Revolution recorded revenues of $4,052 for the six month period ended August 31, 2003 verses no revenues in the six month period ended August 31, 2004. The $4,052 in revenues are the only significant revenues Sound Revolution has ever recorded. These revenues were generated from ticket sales to an event called SHOW! which Sound Revolution co-produced and which featured visual artists and live musical performances. Tickets to SHOW! were sold at a price of approximately $11 each prior to the event and for approximately $15 each at the door. At the time the event SHOW! took place, Sound Revolution had contemplated that it would produce live events on a regular basis in order to promote musicians that Sound Revolution was doing business with. Since then, management has decided to focus Sound Revolution's efforts on building our music download website, www.charitytunes.com and on designing our email management software. We therefore do not expect to generate significant revenues from ticket sales for live events in the future.

       "COST OF SALES:

       "The cost of sales for the six month period ended August 31, 2003 were $4,105, $2,249 of which were paid to Heather Remillard, our President, for coordination fees of SHOW!, and the balance for the cost of producing and marketing the event. The costs of sales for the three month period ended August 31, 2003 were $4,105, $2,249 of which were paid to Heather Remillard, our President, for coordination fees of SHOW!, and the balance

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       for the cost of producing and marketing the event. Cost of Sales for both of these periods are the same since the event took place in June, 2003 and was therefore included in the calculation of the three months ended August 31, 2003. As Sound Revolution generated no revenues for the six month period ended August 31, 2004, there are no cost of sales for this period.

       "EXPENSES:

       "The major components of our expenses for the three months ended August 31, 2004 are marketing fees $468 consisting of website hosting fees, professional fees of $8,698 which are mainly attributable to our auditor costs, director fees of $1,293 which were paid to Susanne Milka, our director and the sole member of our audit committee, research and development of $2,900 which was paid in the form of shares to participants in our business development think tank and other consultants for research on the online music industry, and general and administrative expenses of $2,788, which include telephone fees, couriers, office supplies and $150 U.S. dollars ($200 Canadian) monthly for rent. Our total expenses for the period were $16,175, an increase of $15,881 from the three month period ended August 31, 2003. The difference is mainly attributable to our auditor costs. In the three month period ended August 31, 2003 our marketing fees were $70. These fees consisted of web hosting fees.

       "The major components of our expenses for the six months ended August 31, 2004 are marketing fees $660, consisting of website hosting fees, professional fees of $13,873 which are mainly attributable to our auditor costs, director fees of $2,032 which were paid to Susanne Milka, our director and the sole member of our audit committee, research and development of $2,900 which was paid to participants in our business development think tank and other consultants for research on the online music industry, and general and administrative expenses of $3,920, consisting of telephone fees, couriers, office supplies and approximately $150 U.S. dollars ($200 Canadian) monthly for rent. Our total expenses for the period were $23,413, an increase of $22,509 from the six month period ended August 31, 2003. The difference is mainly attributable to our auditor costs, director fees and research and administration. Our monthly general and administrative fees were more in 2004 because on May 14, 2004 we entered into a lease agreement to rent offices with a studio whereby we agreed to pay $150 U.S. dollars ($200 Canadian) in monthly lease payments. Our first lease payment was made on June 1, 2004 and we are obligated to pay $150 U.S. dollars ($200 Canadian) for the balance of the lease term. The lease term ends on May 31, 2007 but may be terminated by Sound Revolution at any time on one month's notice.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       "The only executive compensation paid during the six months ended August 31, 2004 was $2,032 paid as director fees to Susanne Milka. There was no executive compensation accrued.

       "NET LOSSES

       "Net loss for the three months ended August 31, 2004 was $16,175 and loss per share was $0.0016 compared to a net loss of $347 and loss per share of $0.0000 for the three months ended August 31, 2003. Net loss for the six month period ended August 31, 2004 was $23,413 and loss per share was $0.0023 compared to a net loss of $957 and loss per share of $0.0001 for the six months ended August 31, 2003. The increase in losses was primarily due to auditor fees, director fees, research and development and an increase in general and administrative expenses.

       "RESULTS OF OPERATIONS FOR THE YEAR ENDED FEBRUARY 29, 2004 AS COMPARED TO THE YEAR ENDEND FEBRURARY 28, 2003

       "REVENUES

       "Revenues for the year ended February 29, 2004 were $4,117 as compared to no revenue for the year ended February 28, 2003. All of the revenues generated in the year ended February 29, 2004 were received pursuant to ticket sales for the live event SHOW! which took place in June, 2003. Sound Revolution intends to have one or two events over the next few years, but does not anticipate that the production of events to be a significant revenue source in the future.

       "COST OF SALES

       "The cost of sales for the year ended February 29, 2004 were $4,105, $2,249 of which were paid to Heather Remillard, our President, for coordination fees of SHOW!, and the balance for the cost of producing and marketing the event. There were no costs of sales for the year ended February 28, 2003 as we had no revenues during this period.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       "EXPENSES

       "The major components of our expenses for the year ended February 29, 2004 are $734 for marketing fees (consisting of web design and development fees), $368 for professional fees, $478 for general and administrative expenses for total expenses of $1,580. The results for the twelve months ended February 28, 2003 were expenses of $967 for marketing, $423 for professional fees, $1,246 for general and administrative fees, totaling $2,636.

       "There was no executive compensation paid or accrued in the years ended February 29, 2004 and February 28, 2003.

       "NET LOSSES

       "Net loss decreased for the year ended February 29, 2004 to $1,632 as compared with a net loss of $2,636 for the year ended February 28, 2003. The decreased loss in the year ended February 29, 2004 attributable to revenues of $4117 generated from ticket sales from one live event, SHOW!. Sound Revolution does not anticipate that it will generate significant revenues from live events in the future."


41. TELL US HOW THE MARKETING ALLIANCES YOU DISCUSS "MIGHT INVOLVE SIGNIFICANT AMOUNTS OF INTANGIBLE ASSETS".

       RESPONSE:

       The reference to "intangible assets" has been deleted.

42. REVISE UNDER THIS HEADING TO DISCUSS EXPECTED SEASONAL EFFECTS ON YOUR RESULTS OF OPERATIONS. IN THIS REGARD, WE NOTE YOUR RISK FACTOR DISCLOSURE AT THE TOP OF PAGE 4 AND YOUR DISCLOSURE AT THE TOP OF PAGE 29.

       RESPONSE:

       This section has been revised to refer to the seasonal effects of our operations. It now reads:

       "We expect that once charitytunes.com is operational and we are selling digital music to the public, we may experience a seasonality in our business, reflecting traditional retail seasonality patterns affecting sales of recorded music. Sales in the traditional retail music industry are significantly higher in the fourth calendar quarter of each year than in the preceding three quarters."

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

LIQUIDITY AND CAPITAL RESOURCES, PAGE 28
----------------------------------------

43. PLEASE GENERALLY REVISE YOUR DISCUSSION AND ANALYSIS OF LIQUIDITY AND CAPITAL RESOURCES. FOR EXAMPLE, EXPLAIN YOUR SPECIFIC PLANS FOR OBTAINING FINANCING FOR $23,000 OF ANTICIPATED DEVELOPMENT EXPENSES YOU DISCUSS AT THE BOTTOM OF PAGE 27 AS WELL AS THE $15,000 OF ANTICIPATED ANNUAL OPERATING EXPENSES YOU DISCUSS AT THE BOTTOM OF PAGE 28. EXPLAIN IN GREATER DETAIL ON WHAT YOU WILL SPEND THESE FUNDS. PROVIDE GREATER DETAIL ABOUT YOUR DEFINITE PLANS FOR DEBT AND EQUITY FINANCING OR CLEARLY STATE THAT YOU HAVE NONE. PLEASE REVISE TO EXPLAIN YOUR BASIS FOR BELIEVING THAT OBTAINING A LISTING WILL ALLOW YOU TO RAISE EQUITY FINANCING. THESE ARE ONLY EXAMPLES, REVISE THIS DISCUSSION GENERALLY AND CONSIDER THE GUIDANCE IN PART IV OF SECURITIES ACT RELEASE NO. 33-8350 (DECEMBER 19,
       2003), WHICH IS AVAILABLE ON OUR WEB SITE, AS WELL AS THE OTHER RELEASES IDENTIFIED ABOVE IN CONNECTION WITH YOUR MANAGEMENT'S DISCUSSION AND ANALYSIS.

       RESPONSE:

       We have generally revised this section as follows:

       "Our losses for the three months ended August 31, 2004 were $16,175 or $5,392 per month. We estimate that our expenses over the next 12 months will be approximately $63,050 as follows:

             "$14,000 for development of the first phase of our website
               charitytunes.com
             "$20,000 in auditor and legal fees
             "$10,000 for development of the first phase of our email management software
             "$2,050 in director's fees
             "$12,000 general administration expenses
             "$5,000 in marketing fees

       "As of August 31, 2004, we had cash equivalents of $47,307, and we believe that we need approximately an additional $16,000 to meet our capital requirements over the next 12 months. Our intention is to obtain this money by requesting loans from Bacchus according to the loan agreement entered into on August 31, 2004. If, over the next twelve months, opportunities arise, or other circumstances arise which

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       significantly alter our immediate capital needs, then we will seek equity financing from our existing shareholders and from friends or family of our officers and directors through private placements. Once phase one of our website charitytunes.com is complete, we intend to seek financing of between $500,000 and $1,000,000 to complete and launch our products into the market."

44. WE NOTE YOUR DISCUSSION OF A "CASH FLOW DEFICIT OF $20,198" WHICH IS A TERM NOT DEFINED BY GENERALLY ACCEPTED ACCOUNTING PRINCIPALS. REVISE YOUR DESCRIPTION OF THIS AMOUNT TO INDICATE THAT IT REPRESENTS YOUR "DEFICIT ACCUMULATED DURING THE DEVELOPMENT STAGE."

       RESPONSE:

       We have deleted the term "cash flow deficit" and replaced it with "deficit accumulated during the development stage".

45. PLEASE REVISE TO PROVIDE GREATER DETAIL REGARDING THE AMOUNTS BORROWED FROM YOUR CHAIRMAN. DISCUSS THE DATES AND AMOUNTS OF THESE BORROWINGS AND FILE THE RELEVANT PROMISSORY NOTES AS EXHIBITS PURSUANT TO ITEM 601(b)(10).

       RESPONSE:

       This section has been revised as follows:

       "As of August 31, 2004, we had received loans from Penny Green, our Chairman and Chief Executive Officer, totaling $8,200 and loans from Bacchus Entertainment Ltd. ("Bacchus"), a company owned by Penny Green, in the amount of $13,040, for a combined total of $21,240. The loans were made to Sound Revolution in the following amounts: $5,611 in the year ended February 28, 2004, $9,258 in the three months ended May 31, 2004, and $6,371 in the three months ended August 31, 2004.

       "On August 31, 2004, Penny Green, Sound Revolution and Bacchus entered into an agreement, whereby the parties agreed that the net amount of monies borrowed by Sound Revolution from Penny Green and Bacchus would all convert to a loan owed by Sound Revolution to Bacchus and that Bacchus would make further loans to Sound Revolution from time to time as requested by Sound Revolution up to an aggregate amount of $70,000, so long as the request was made prior to August 31, 2006. It was also agreed that interest would accrue on any outstanding balance at an annual rate

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       of 10% beginning on September 1, 2004. Pursuant to the monies received by Sound Revolution and the loan agreement signed on August 31, 2004, the total amount of monies owed by Sound Revolution to Bacchus as of August 31, 2004 was $21,240. A copy of the loan agreement is attached as Exhibit 10.5."

46. PLEASE REVISE TO PROVIDE GREATER DETAIL ABOUT THE COSTS YOU EXPECT TO INCUR TO "CONTINUE TO OFFER COMPETITIVE SALARIES" AS WELL AS HOW YOU PLAN TO FUND THESE SALARIES, WHICH YOU DISCUSS ON PAGE 29. IN THIS REGARD, WE NOTE YOUR STATEMENT ON PAGE 28 THAT UNTIL YOU OBTAIN SUFFICIENT EQUITY FINANCING TO CONTINUE OPERATIONS, YOU PLAN TO DEFER ANY CASH COMPENSATION.

       RESPONSE:

       As we are not currently offering any salaries, this discussion has been revised. We have also added, "We anticipate that we will need approximately $200,000 per year beginning in 2006 to pay salaries to employees in working in the areas of marketing, sales and accounting."

47. SIMILARLY, YOU STATE THAT YOUR PRESIDENT, CHAIRMAN AND CHIEF FINANCIAL OFFICER WILL BE DEFERRING ANY CASH COMPENSATION UNTIL YOU OBTAIN SUFFICIENT EQUITY FINANCING. CLARIFY FOR US WHETHER THESE OFFICERS ARE CURRENTLY EARNING COMPENSATION, WHICH WILL BE PAID AT A FUTURE DATE. IF SO, TELL US WHY YOU HAVE NOT ACCRUED THIS EXPENSE IN YOUR FINANCIAL STATEMENTS FOR THE APPLICABLE PERIODS.

       RESPONSE: The reference to the deferring of cash compensation has been deleted.

UNDERTAKINGS, PAGE
------------------

48. PLEASE REVISE THIS DISCLOSURE TO INCLUDE THE UNDERTAKINGS THAT ARE APPLICABLE TO YOU AND TO REMOVE THOSE THAT ARE NOT APPLICABLE. SEE ITEM 512 OF REGULATION S-B. IN THIS REGARD, WE NOTE THAT YOU INCLUDE SOME OF THESE UNDERTAKINGS TWICE AND YOU INCLUDE THE UNDERTAKING IN ITEM 512(F), WHICH DOES NOT APPLY TO THIS OFFERING.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

       RESPONSE:

       The undertakings required under Item 512(f) and 512(e) where request for acceleration of the effective date is made, have been removed.

SIGNATURES, PAGE 35
-------------------

49. PLEASE REVISE TO INCLUDE THE SIGNATURE OF YOUR CONTROLLER OR PRINCIPAL ACCOUNTING OFFICER. ANY PERSON WHO OCCUPIES MORE THAN ONE OF THE SPECIFIED POSITIONS MUST INDICATE EACH CAPACITY IN WHICH HE OR SHE SIGNS THE REGISTRATION STATEMENT. SEE INSTRUCTIONS FOR SIGNATURES, AT THE END OF FORM SB-2.

       RESPONSE: The signatures have been revised so that Penny Green is also described as the Principal Accounting Officer.

INDEPENDENT AUDITORS' REPORT, PAGE F-3
--------------------------------------

50. REFER TO YOUR INDEPENDENT AUDITORS REPORT WHERE YOUR AUDITORS STATE THAT THEIR AUDITS ARE "IN ACCORDANCE WITH AUDITING STANDARDS GENERALLY ACCEPTED IN THE UNITED STATES." ASK YOUR INDEPENDENT AUDITORS TO REVISE THEIR REPORT TO COMPLY WITH PCAOB AUDITING STANDARD #1.

       RESPONSE: Our auditors have revised their report as suggested.

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-5
----------------------------------------------

51. DESCRIBE FOR US IN MORE DETAIL THE NATURE OF THE REVENUE GENERATED FROM THE EVENT SHOW! IN ADDITION, TELL US THE NATURE OF THE COSTS INCURRED RELATING TO THIS EVENT AND REVISE YOUR STATEMENT OF OPERATIONS TO PRESENT THE AMOUNT OF COSTS DIRECTLY ASSOCIATED WITH THE GENERATION OF REVENUES AS COSTS OF SALES.

       RESPONSE: We have revised our statements of operations as suggested to show cost of sales a reduction from sales and the resulting gross margin. We also revised "Revenue Recognition" in note 1 to clarify the nature of revenue generated and explain costs related to the revenue.

NOTE 1 - THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------

GOING CONCERN, PAGE F-9
-----------------------

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

52. IN YOUR GOING CONCERN PARAGRAPH YOU EXPLAIN THAT "CONTINUATION OF THE COMPANY AS A GOING CONCERN IS DEPENDENT UPON OBTAINING THE ADDITIONAL WORKING CAPITAL NECESSARY TO ACCOMPLISH ITS OBJECTIVE." DISCLOSE IN FURTHER DETAIL YOUR PLAN FOR OBTAINING ADDITIONAL WORKING CAPITAL. INCLUDE DISCUSSION OF YOUR TIMELINE FOR WHEN YOU ANTICIPATE ENTERING INTO THESE FINANCING ARRANGEMENTS, THE LIKELIHOOD THAT YOU WILL BE ABLE TO OBTAIN REQUIRED FINANCING, YOUR CONSIDERATIONS OF EQUITY VERSUS DEBT FINANCING, AND ANY ENCUMBRANCES THAT MIGHT LIMIT YOUR FINANCING OPTIONS. REFER TO FRC 607.02 FOR GUIDANCE.

       RESPONSE: We have revised the going concern paragraph in note 1 as suggested and added the following disclosure:

       "The Company expects that its cash requirements over the next 12 months will not exceed $65,000. A company controlled by the Company's majority stockholder and CFO has agreed to loan the Company up to $70,000 ($5,611 has been drawn through February 29, 2004), to meet its capital requirements for that period. For working capital beyond 12 months, the Company plans to generate cash from the sale of stock to the public and existing stockholders. When possible, the Company plans to issue stock for professional services it may require."

MUSIC RIGHTS, PAGE F-9
----------------------

53. DESCRIBE FOR US IN MORE DETAIL THE NATURE OF THE MUSIC RIGHTS YOU ACQUIRED. TELL US HOW YOU DETERMINED THAT THESE RIGHTS SHOULD BE RECORDED AS AN INTANGIBLE ASSET UNDER THE GUIDANCE IN SFAS 141 AND YOUR DETERMINATION OF THE USEFUL LIFE OF THE ASSET FOR AMORTIZATION PURPOSES UNDER SFAS 142.

       RESPONSE: We have revised our notes to the financial statements with respect to "Music Rights" to better clarify the accounting for the music rights as follows:

       "Music rights include non-exclusive use of and distribution rights to the songs in various multi-media formats from the musician's first album. The music rights will be tested at least annually for impairment. The cost of the music rights will be expensed upon the release of the musician's first album and realization of the related royalties. The cost of music rights will not be carried beyond expiration of the license term on August 31, 2009."

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

CONSOLIDATED STATEMENT OF OPERATIONS, PAGE F-13
-----------------------------------------------

54. REVISE THE HEADING TO READ "FOR THE THREE MONTHS ENDED MAY 31, 2004 AND MAY 31, 2003" RATHER THAN "FOR THE THREE MONTHS ENDED MAY 31, 2004 AND 2003" TO PROVIDE CLEAR AND CONSISTENT FINANCIAL STATEMENT HEADINGS.

       RESPONSE: We have revised the heading as suggested.

EXHIBITS
--------

55. PLEASE REVISE TO REMOVE YOUR EXHIBITS FROM THE BODY OF THE REGISTRATION STATEMENT. THE EXHIBITS SHOULD BE SEPARATELY FILED AND TAGGED ON EDGAR AS EXHIBITS, AND NOT APPENDED TO THE BODY OF THE REGISTRATION STATEMENT.

       RESPONSE: The exhibits have been removed from the body of the registration statement. They were already separately filed and tagged on EDGAR as exhibits.

EXHIBIT 5
---------

56. PLEASE REVISE AS APPROPRIATE TO CLARIFY WHAT COUNSEL MEANS BY "PROPOSED ISSUANCE" OF THE SHARES AND WHY COUNSEL REFERS TO THE SHARES "WHEN ISSUED." THE PROSPECTUS AND THE STRUCTURE OF THIS TRANSACTION AS A RESALE OFFERING SUGGEST THAT THE SHARES ARE ALREADY OUTSTANDING. PLEASE REVISE THE OPINION OR THE PROSPECTUS AS APPROPRIATE TO CLARIFY.

       RESPONSE: A new opinion letter dated November 4, 2004 and attached and filed as Exhibit 5.1 to this registration statement refers to shares already issued. It reads as follows:

       The proposed offering of 269,814 shares of Common Stock of Sound Revolution Inc., $0.0001 par value, are to be offered and sold to the public pursuant to a Form SB-2 Registration Statement. It is our opinion that the shares of Common Stock are duly authorized, validly issued, fully paid and non-assessable shares of Common Stock of Sound Revolution Inc. in accordance with the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution, and reported judicial decisions interpreting these laws.

                                                           SOUND REVOLUTION INC.
                                                             FILE NO. 333-118398

57. PLEASE REVISE TO CLARIFY WHY THE OPINION REFERS TO THE PRICE AS $0.20. THE PROSPECTUS INDICATES THAT THE SALE PRICE MAY BE LOWER OR HIGHER.

       RESPONSE: The new opinion letter filed as Exhibit 5.1 to this registration statement does not refer to the selling price of the stock. Please see the answer to comment #56, above.

58. WE NOTE THAT COUNSEL REFERS TO AND LIMITS THE OPINION TO "THE CORPORATION LAWS OF THE STATE OF DELAWARE". PLEASE CONFIRM TO US IN WRITING THAT COUNSEL CONCURS WITH OUR UNDERSTANDING THAT THIS REFERENCE AND LIMITATION INCLUDES THE STATUTORY PROVISIONS AND ALSO ALL APPLICABLE PROVISIONS OF THE DELAWARE CONSTITUTION AND REPORTED JUDICIAL DECISION INTERPRETING THESE LAWS. PLEASE FILE THIS WRITTEN CONFIRMATION AS PART OF YOUR CORRESPONDENCE ON EDGAR. SEE SECTION VIII.A.14 OF DIVISION OF CORPORATION FINANCE, ISSUES OUTLINE, WHICH IS AVAILABLE ON OUR WEB SITE AT WWW.SEC.GOV/PDF/CFCR112K.PDF.

       RESPONSE: The new opinion letter filed as Exhibit 5.1 is made "in accordance with the Delaware General Corporation Law, the applicable provisions of the Delaware Constitution, and reported judicial decisions interpreting these laws". Please see the answer to comment #56, above.

I trust the foregoing will assist you in your review of the company's amended SB-2. Please let me know if you require any further information.

Yours truly,
SOUND REVOLUTION INC.  per:


/S/ Heather Remillard
----------------------
Heather Remillard,
President and Chief Executive Officer

Enclosures (3)